                                                                                                                     Filed by SunTrust Banks, Inc.
                                                                                                                     Pursuant to Rule 425 under the Securities
                                                                                                                     Act of 1933 and deemed filed pursuant to
                                                                                                                     Rule 14a-12 under the Securities Exchange
                                                                                                                     Act of 1934

                                                                                                                     Subject Company: Wachovia Corporation
                                                                                                                     Commission File No. 1-9021

                                                                                                                     July 6, 2001

THE FOLLOWING PRESS RELEASE WAS ISSUED BY SUNTRUST

News

SunTrust

Press Release

For Immediate Release:
Contact: Gary Peacock, Jr. (404) 658-4879

SunTrust Reports Record Net Income and Earnings Per Share

Earnings Per Share Up 13%

ATLANTA, July 6, 2001 – SunTrust Banks, Inc. today reported record net income for the second quarter of 2001 of $347.1 million, up 9% from the second quarter of 2000. Net income per diluted share was $1.19, up 13% from the $1.05 per diluted share earned in the second quarter of 2000. For the quarter, reported return on assets was 1.38% and return on average realized equity was 22.43%.

“We’re pleased to deliver another quarter of solid earnings growth despite a softening economy,” said L. Phillip Humann, Chairman, President and Chief Executive Officer of SunTrust. “During the second quarter, we experienced strong revenue growth of 9% with effective cost management, continued to build on our core earnings momentum, and demonstrated superior credit quality. We believe our second quarter performance further underscores the financial strength supporting our proposal to merge with Wachovia.”

For the first six months of 2001, net income was $684.7 million, up 8% from the $636.9 million earned in the first six months of 2000. Net income per diluted share was $2.33, up 11% from the first six months of 2000.

Fully taxable net interest income was $834.1 million in the second quarter, up 7% from the second quarter of 2000. The net interest margin for the quarter was 3.61%, up 4 basis points from the first quarter. For the first six months of 2001, fully taxable net interest income was $1,649.4 million, up 5% from the first six months of 2000.

Average loans for the second quarter were $69.9 billion and average earning assets were $92.6 billion. Adjusting for recent securitizations, average loans were up 4% from the second quarter of last year. Average deposits for the second quarter were $56.3 billion (excluding foreign and brokered deposits), up an annualized 13% from the first quarter.

During the strong quarter, the Company reinvested revenues to improve its risk profile. The Company repositioned its balance sheet to reduce risk to rising interest rates. In doing so, the Company recorded $27.4 million of securities gains as it shortened the average life of its investment portfolio. These gains were offset by a $27.4 million loss ($17.8 million after-tax) as the Company repaid long-term debt in order to lengthen the maturity of its market borrowings. In accordance with generally accepted accounting principles, the loss on the early extinguishment of debt was reported as an extraordinary item and reflected separately on the income statement on an after-tax basis. To enhance

News

SunTrust

its credit risk profile, the Company sold the assets and liabilities of SunTrust Credit Corp. at an $11.3 million after-tax loss. SunTrust Credit Corp. made higher yielding loans to small businesses with limited access to credit.

Noninterest income, excluding securities gains and losses, was $494.1 million in the quarter, up 12% from the second quarter of 2000. Total noninterest income, including net securities gains, was $521.8 million for the quarter, up 18% from the second quarter of 2000. Noninterest income represented 38% of total revenue or 37% without net securities gains. For the first six months of 2001, noninterest income, excluding securities gains and losses, was $962.9 million, up 10% from the first six months of 2000.

Total noninterest expense in the quarter was $763.8 million. During the quarter, the Company spent $14.7 million ($9.6 million after-tax) or $.03 per diluted share on its One Bank initiative for enhancements to customer based systems that will yield operating efficiencies in the future. For the first six months of 2001, the Company spent $21.7 million ($14.1 million after-tax) or $.05 per diluted share on this initiative. Also included in the noninterest expenses for the second quarter was $17.4 million ($11.3 million after-tax) or $.04 per diluted share in expenses associated with the SunTrust Credit Corp. sale. These expenses were comprised of $12.7 million in additional goodwill amortization and $4.7 million in other expenses. The Company’s efficiency ratio was 56.33%, an improvement from the 58.87% reported in the second quarter of 2000. For the first six months of 2001, total noninterest expenses were $1,506.5 million, up 6% from the first six months of 2000.

The Company maintained its standards for high credit quality with net charge-offs in the second quarter of $38.8 million or .22% of average loans down from .38% in the first quarter. The provision for loan losses was $39.6 million for the second quarter. For the first six months of 2001, annualized net charge-offs were .30% of average loans, well below industry peers.

Nonperforming assets were $431.4 million at quarter end or .63% of loans and foreclosed properties. Total nonperfoming assets were up 17% from the first quarter end, and despite continued signs of weakness in the overall economy, nonperforming assets were only slightly higher than the Company’s yearend 2000 total of $428.3 million. The Company continues to sell nonperforming assets in the secondary loan market as opportunities permit. Nonperforming assets at June 30, 2001 included $411.2 million in nonperforming loans and $20.3 million in net other real estate owned. The allowance for loan losses at June 30, 2001 was $866.1 million and represented 1.26% of loans and 211% of nonperforming loans.

At June 30, 2001, SunTrust had total assets of $100.8 billion. Equity capital of $7.9 billion represented 7.81% of total assets. Book value per share was $27.29, up 9% from the second quarter 2000.

News

SunTrust

Please refer to the Investor Relations section of our website at www.suntrust.com for the corresponding financial tables and information.

SunTrust Banks, Inc., based in Atlanta, Georgia, is the nation’s 9th largest commercial banking organization. The Company provides a wide range of services to meet the financial needs of its growing customer base in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia, and the District of Columbia. Its primary businesses include traditional deposit and credit services as well as trust and investment services. Through various subsidiaries the Company provides credit cards, mortgage banking, insurance, brokerage and investment services.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

SunTrust Banks, Inc. and Subsidiaries
FINANCIAL HIGHLIGHTS
	Three Months Ended			%	Six Months Ended		%
	2001		2000	Change	2001	2000	Change
EARNINGS & DIVIDENDS
Period Ended June 30
(Dollars in millions except per share data)

Net income	$347.1		$317.5	9.3%	$684.7	$636.9	7.5%

Earnings per share
Diluted	$1.19		$1.05	13.3	$2.33	$2.09	11.5
Basic	1.21		1.06	14.2	2.36	2.11	11.8
Dividends paid per common share	0.40		0.37	8.1	0.80	0.74	8.1
Average shares outstanding (000s)
Diluted	291,677		302,141	(3.5)	293,743	304,440	(3.5)
Basic	287,878		298,986	(3.7)	289,831	301,224	(3.8)
KEY RATIOS
Return on average assets	1.38%		1.34%	3.0%	1.37%	1.36%	0.7%
Return on average realized equity (4)	22.43		21.46	4.5	22.14	21.40	3.5
Return on average total equity	17.68		17.74	(0.3)	17.30	17.46	(0.9)
Net interest margin(1)	3.61		3.55	1.7	3.59	3.63	(1.1)
Efficiency ratio	56.33		58.87	(4.3)	55.85	58.09	(3.9)
Period Ended June 30
Book value per share	27.29		25.10	8.7
Equity to assets	7.81		7.58	3.0
Tier 1 capital ratio	6.95	(3)	6.95	-
Total capital ratio	10.75	(3)	10.82	(0.6)
Tier 1 leverage ratio	6.84	(3)	7.00	(2.3)

CONDENSED BALANCE SHEET (Dollars in millions)
Average Balances
Securities available for sale	$19,774		$16,970	16.5%	$19,508	$17,430	11.9%
Loans held for sale	2,830		1,280	121.1	2,411	1,358	77.5
Loans	69,900		69,831	0.1	70,773	68,430	3.4
Allowance for loan losses	(869)		(874)	(0.6)	(883)	(874)	1.0
Intangible assets	818		796	2.8	817	798	2.4
Other assets	10,741		9,494	13.1	10,584	9,313	13.6
Total assets	$103,194		$97,497	5.8	$103,210	$96,455	7.0

Deposits	$56,344		$53,941	4.5	$55,446	$53,651	3.3
Purchased liabilities(2)	21,752		24,740	(12.1)	23,083	24,399	(5.4)
Long-term debt	12,486		8,071	54.7	12,090	7,512	60.9
Other liabilities	4,739		3,549	33.5	4,610	3,557	29.6
Total liabilities	95,321		90,301	5.6	95,229	89,119	6.9
Realized shareholders' equity	6,209		5,949	4.4	6,237	5,986	4.2
Accumulated other comprehensive income	1,664		1,247	33.4	1,744	1,350	29.2
Total liabilities and shareholders' equity	$103,194		$97,497	5.8	$103,210	$96,455	7.0

Period Ended June 30
Securities available for sale	$18,578		$17,382	6.9
Loans held for sale	3,127		1,346	132.3
Loans	68,938		71,450	(3.5)
Allowance for loan losses	(866)		(874)	(0.9)
Intangible assets	849		801	6.0
Other assets	10,197		9,853	3.5
Total assets	$100,823		$99,958	0.9

Deposits	$57,038		$54,613	4.4
Purchased liabilities(2)	19,073		25,644	(25.6)
Long-term debt	12,443		8,250	50.8

Other liabilities	4,395		3,872	13.5
Total liabilities	92,949		92,379	0.6
Realized shareholders' equity	6,245		6,112	2.2
Accumulated other comprehensive income	1,629		1,467	11.0
Total liabilities and shareholders' equity	$100,823		$99,958	0.9

CREDIT DATA ($ in thousands)
Allowance for loan losses - beginning	$871,964		$874,034	(0.2)%	$874,547	$871,323	0.4%
Allowance from acquisitions and other activity - net	(6,660)		-	(100.0)	(10,210)	-	(100.0)
Provision for loan losses	39,615		27,693	43.1	106,915	49,985	113.9
Net charge-offs
Credit card	(62)		397	(115.6)	(15)	41	(136.6)
Other consumer	13,307		5,768	130.7	25,576	13,968	83.1
Residential	2,867		2,172	32.0	4,665	2,254	107.0
Commercial	22,708		18,906	20.1	74,927	30,561	145.2
Allowance for loan losses - ending	$866,099		$874,484	(1.0)	$866,099	$874,484	(1.0)
Total net charge-offs	$38,820		$27,243	42.5	$105,153	$46,824	124.6
Net charge-offs to average loans	0.22%		0.16%	37.5	0.30%	0.14%	114.3

Period Ended June 30
Nonperforming loans	$411,166		$282,491	45.6
Other real estate owned	20,265		23,212	(12.7)
Total nonperforming assets	$431,431		$305,703	41.1

Allowance to loans	1.26%		1.22%	3.3
Nonperforming assets to total loans plus other real estate owned	0.63		0.43	46.5
Allowance to nonperforming loans	210.6		309.6	(32.0)

(1)	Net interest income and net interest margin include the effects of taxable-equivalent adjustments.
(2)	Purchased liabilities include foreign and brokered deposits, funds purchased and other short-term borrowings.
(3)	Current period tier 1 capital, total capital and tier 1 leverage ratios are estimated as of the press release date.
(4)	SunTrust presents a return on average realized shareholders' equity, as well as a return on total shareholders' equity. The return on realized shareholders' equity excludes net unrealized security gains.
SunTrust Banks, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	As of June 30		Increase/(Decrease)
	2001	2000	Amount	%

ASSETS

Cash and due from banks	$ 3,658,087	$ 2,847,699	$ 810,388	28.5%
Interest-bearing deposits in other banks	98,461	8,109	90,352	1,114.2
Trading account	932,246	875,543	56,703	6.5
Securities available for sale (1)	18,578,244	17,382,207	1,196,037	6.9
Funds sold	928,994	1,613,080	(684,086)	(42.4)
Loans held for sale	3,126,942	1,345,694	1,781,248	132.4

Loans	68,938,242	71,450,408	(2,512,166)	(3.5)
Allowance for loan losses	(866,099)	(874,484)	8,385	(1.0)
Net loans	68,072,143	70,575,924	(2,503,781)	(3.5)

Intangible assets	849,161	800,728	48,433	6.0
Other assets	4,578,256	4,508,660	69,596	1.5
Total Assets (2)	$ 100,822,534	$ 99,957,644	$ 864,890	0.9

LIABILITIES

Noninterest-bearing deposits	$ 13,568,864	$ 13,719,684	$ (150,820)	(1.1)
Interest-bearing deposits	49,770,813	54,956,751	(5,185,938)	(9.4)
Total deposits	63,339,677	68,676,435	(5,336,758)	(7.8)
Funds purchased	10,841,435	10,159,988	681,447	6.7
Other short-term borrowings	1,929,964	1,419,499	510,465	36.0
Long-term debt	12,443,044	8,250,459	4,192,585	50.8
Other liabilities	4,395,259	3,872,309	522,950	13.5
Total liabilities	92,949,379	92,378,690	570,689	0.6

SHAREHOLDERS' EQUITY

Preferred stock, no par value	-	-	-	-
Common stock, $1.00 par value	294,163	323,163	(29,000)	(9.0)
Additional paid in capital	1,265,738	1,272,178	(6,440)	(0.5)
Retained earnings	5,019,324	5,873,963	(854,639)	(14.5)
Treasury stock and other	(333,912)	(1,357,018)	1,023,106	(75.4)

Realized shareholders' equity	6,245,313	6,112,286	133,027	2.2

Accumulated other comprehensive income	1,627,842	1,466,668	161,174	11.0

Total shareholders' equity	7,873,155	7,578,954	294,201	3.9

Total Liabilities and Shareholders' Equity	$ 100,822,534	$ 99,957,644	$ 864,890	0.9

Common shares outstanding	288,511,505	301,931,828	(13,420,323)	(4.4)
Common shares authorized	750,000,000	750,000,000	-	-
Treasury shares of common stock	5,651,252	21,230,929	(15,579,677)	(73.4)

(1) Includes net unrealized gains of:	2,546,677	2,371,237	175,440	7.4
(2) Includes earning assets of:	90,056,452	90,303,804	(247,352)	(0.3)
SunTrust Banks, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share data)
	Three Months Ended June 30		Increase/ (Decrease)		Six Months Ended June 30		Increase/(Decrease)
	2001	2000	Amount	%	2001	2000	Amount	%

Interest income	$ 1,634,658	$ 1,672,049	$ (37,391)	(2.2)%	$ 3,378,532	$3,282,878	$ 95,654	2.9%
Interest expense	810,755	903,019	(92,264)	(10.2)	1,749,772	1,731,255	18,517	1.1
NET INTEREST INCOME	823,903	769,030	54,873	7.1	1,628,760	1,551,623	77,137	5.0
Provision for loan losses	39,615	27,693	11,922	43.1	106,915	49,985	56,930	113.9
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	784,288	741,337	42,951	5.8	1,521,845	1,501,638	20,207	1.3

NONINTEREST INCOME

Trust income	124,785	123,751	1,034	0.8	249,094	252,351	(3,257)	(1.3)
Service charges on deposit accounts	125,588	112,589	12,999	11.5	245,611	223,855	21,756	9.7
Other charges and fees	57,531	50,372	7,159	14.2	113,070	99,509	13,561	13.6
Mortgage production related income	52,961	20,474	32,487	158.7	84,697	39,167	45,530	116.2
Mortgage servicing related income	(2,685)	7,692	(10,377)	(134.9)	4,039	15,414	(11,375)	(73.8)
Credit card and other fees	29,968	24,378	5,590	22.9	55,556	46,469	9,087	19.6
Retail investment services	27,260	30,550	(3,290)	(10.8)	52,043	61,348	(9,305)	(15.2)
Investment banking income	19,414	35,321	(15,907)	(45.0)	33,503	54,992	(21,489)	(39.1)
Trading account profits and commissions	24,895	(1,442)	26,337	1,826.4	54,589	10,571	44,018	416.4
Other noninterest income	34,367	38,754	(4,387)	(11.3)	70,684	68,753	1,931	2.8
Securities gains	27,728	1,531	26,197	1,711.1	84,845	8,393	76,452	910.9
Total noninterest income	521,812	443,970	77,842	17.5	1,047,731	880,822	166,909	18.9

NONINTEREST EXPENSE

Personnel expense	431,566	406,662	24,904	6.1	864,577	834,671	29,906	3.6
Net occupancy expense	51,769	49,890	1,879	3.8	101,782	99,950	1,832	1.8
Equipment expense	44,344	50,667	(6,323)	(12.5)	88,889	102,305	(13,416)	(13.1)
Outside processing and software	45,339	44,388	951	2.1	90,483	85,999	4,484	5.2
Marketing and customer development	22,955	27,855	(4,900)	(17.6)	45,988	50,157	(4,169)	(8.3)
Amortization of intangible assets	20,994	8,777	12,217	139.2	29,284	17,771	11,513	64.8
Merger-related expenses (2)	-	18,183	(18,183)	(100.0)	-	31,816	(31,816)	(100.0)
Other noninterest expense	146,871	113,362	33,509	29.6	285,532	201,430	84,102	41.8
Total noninterest expense	763,838	719,784	44,054	6.1	1,506,535	1,424,099	82,436	5.8

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS	542,262	465,523	76,739	16.5	1,063,041	958,361	104,680	10.9
Provision for income taxes	177,292	148,054	29,238	19.7	360,546	321,453	39,093	12.2
INCOME BEFORE EXTRAORDINARY LOSS	364,970	317,469	47,501	15.0	702,495	636,908	65,587	10.3
Extraordinary loss, net of taxes(3)	17,824	-	17,824	100.0	17,824	-	17,824	100.0
NET INCOME	347,146	317,469	29,677	9.3	$ 684,671	$ 636,908	$ 47,763	7.5

Net interest income (taxable- equivalent)(1)	834,142	778,658	55,484	7.1	1,649,369	1,570,800	78,569	5.0

Earnings per share
Diluted
Income before extraordinary loss	1.25	1.05	0.20	19.0	2.39	2.09	0.30	14.4
Extraordinary loss	0.06	-	0.06	100.0	0.06	-	0.06	100.0
Net income	1.19	1.05	0.14	13.3	2.33	2.09	0.24	11.5

Basic
Income before extraordinary loss	1.27	1.06	0.21	19.8	2.42	2.11	0.31	14.7
Extraordinary loss	0.06	-	0.06	100.0	0.06	-	0.06	100.0
Net income	1.21	1.06	0.15	14.2	2.36	2.11	0.25	11.8

Cash dividends paid per common share	0.40	0.37	0.03	8.1	0.80	0.74	0.06	8.1
Average shares outstanding (000s)
Diluted	291,677	302,141	(10,464)	(3.5)	293,743	304,440	(10,697)	(3.5)
Basic	287,878	298,986	(11,108)	(3.7)	289,831	301,224	(11,393)	(3.8)

(1)	Net interest income includes the effects of taxable-equivalent adjustments using a federal tax rate of 35% and state income taxes where applicable to increase tax-exempt interest income to a taxable-equivalent basis.
(2)	2000 results include merger-related expenses, net of tax, of $11.8 million and $20.7 million for the three months and six months ended June 30, 2000, respectively.
(3)	Second quarter 2001 results include an extraordinary loss of $17.8 million, net of tax, for the early extinguishment of debt.
SunTrust Banks, Inc. and Subsidiaries
SELECTED FINANCIAL INFORMATION

						Six Months Ended
	2nd QTR.	1st QTR.	4th QTR.	3rd QTR.	2nd QTR.	June 30
	2001	2001	2000	2000	2000	2001	2000

RESULTS OF OPERATIONS
(in thousands, except per share data)

Net interest income	$ 823,903	$ 804,857	$ 785,365	$ 771,450	$ 769,030	$ 1,628,760	$ 1,551,623
Provision for loan losses	39,615	67,300	53,449	30,540	27,693	106,915	49,985
Net credit income	784,288	737,557	731,916	740,910	741,337	1,521,845	1,501,638
Securities gains (losses)	27,728	57,117	(1,191)	(586)	1,531	84,845	8,393
Other noninterest income	494,084	468,802	446,761	447,819	442,439	962,886	872,429
Net credit and noninterest income	1,306,100	1,263,476	1,177,486	1,188,143	1,185,307	2,569,576	2,382,460
Noninterest expense	763,838	742,697	697,864	706,570	719,784	1,506,535	1,424,099
Income before income taxes and extraordinary loss	542,262	520,779	479,622	481,573	465,523	1,063,041	958,361
Provision for income taxes	177,292	183,254	149,250	154,753	148,054	360,546	321,453
Income before extraordinary loss	364,970	337,525	330,372	326,820	317,469	702,495	636,908
Extraordinary loss, net of taxes	17,824	-	-	-	-	17,824	-
Net Income	$ 347,146	$ 337,525	$ 330,372	$ 326,820	$ 317,469	$ 684,671	$ 636,908

Net interest income (taxable- equivalent)	834,142	815,227	796,090	781,536	778,658	1,649,369	1,570,800

Earnings per share
Diluted
Income before extraordinary loss	$ 1.25	$ 1.14	$ 1.11	$ 1.10	$ 1.05	$ 2.39	$ 2.09
Extraordinary loss	0.06	-	-	-	-	0.06	-
Net income	1.19	1.14	1.11	1.10	1.05	2.33	2.09
Basic
Income before extraordinary loss	1.27	1.16	1.13	1.11	1.06	2.42	2.11
Extraordinary loss	0.06	-	-	-	-	0.06	-
Net income	1.21	1.16	1.13	1.11	1.06	2.36	2.11

Dividends paid per common share	0.40	0.40	0.37	0.37	0.37	0.80	0.74
Average shares outstanding(000s)
Diluted	291,677	295,832	296,461	298,558	302,141	293,743	304,440
Basic	287,878	291,805	293,390	295,575	298,986	289,831	301,224
SELECTED AVERAGE BALANCES
(in millions)
Total assets	$ 103,194	$ 103,225	$ 101,246	$ 99,392	$ 97,497	$ 103,210	$ 96,455
Earning assets	92,571	92,554	90,680	89,664	88,201	92,562	87,029
Unrealized gains on securities available for sale	2,562	2,868	2,681	2,365	2,016	2,714	2,183
Loans	69,900	71,654	71,775	71,507	69,831	70,773	68,430
Interest-bearing liabilities	77,090	77,518	75,548	74,914	73,501	77,303	72,462
Total deposits	64,361	65,409	67,182	67,158	66,866	64,882	66,208
Shareholders' equity	7,873	8,089	7,844	7,487	7,196	7,981	7,336
SELECTED RATIOS
Net interest margin	3.61%	3.57%	3.49%	3.47%	3.55%	3.59%	3.63%
Return on average assets	1.38	1.36	1.33	1.34	1.34	1.37	1.36
Return on average realized equity	22.43	21.85	21.40	21.62	21.46	22.14	21.40
Return on average total equity	17.68	16.92	16.75	17.36	17.74	17.30	17.46
CREDIT DATA
(Dollars in thousands)
Allowance for loan losses - beginning	$ 871,964	$ 874,547	$ 874,490	$874,484	$ 874,034	$ 874,547	$ 871,323
Allowance from acquisitions and other activity - net	(6,660)	(3,550)	-	-	-	(10,210)	-
Provision for loan losses	39,615	67,300	53,449	30,540	27,693	106,915	49,985
Net charge-offs	38,820	66,333	53,392	30,534	27,243	105,153	46,824
Allowance for loan losses - ending	866,099	871,964	874,547	874,490	874,484	866,099	874,484
Net charge-offs to average loans	0.22%	0.38%	0.30%	0.17%	0.16%	0.30%	0.14%

Period Ended
Nonperforming loans	$411,166	$348,652	$405,270	$ 380,942	$282,491
Other real estate owned	20,265	20,646	23,004	23,586	23,212
Nonperforming assets	$431,431	$369,298	$ 428,274	$ 404,528	$305,703

Allowance to period-end loans	1.26%	1.24%	1.21%	1.21%	1.22%
Nonperforming assets to total loans plus other real estate	0.63	0.52	0.59	0.56	0.43
Allowance to nonperforming loans	210.6	250.1	215.8	229.6	309.6
SunTrust Banks, Inc. and Subsidiaries
APPENDIX TO THE PRESS RELEASE
(Dollars in thousands)

	2nd QTR.	1st QTR.	2nd QTR.
	2001	2001	2000

The following table reflects adjustments for unusual transactions for trend analysis purposes:

ADJUSTED NONINTEREST EXPENSE

Reported noninterest expense	$ 763,838	$ 742,697	$ 719,784
Adjustments:
Sale of STI Credit Corporation business (1)	17,400	-	-
One Bank Initiative (2)	14,700	7,000	-
Merger-related expenses	-	-	18,183
Total adjusted noninterest expense	$ 731,738	$ 735,697	$ 701,601

EXTRAORDINARY LOSS (3)

Pre-tax extraordinary loss	$ 27,422
Provision for income taxes	9,598
Total extraordinary loss, net of taxes	$ 17,824

(1)	Comprised of approximately $12.7 million in additional goodwill amortization and $4.7 million in other expenses.
Additionally, as part of the sale of this business, $6.6 million in allowance for loan losses was transferred.
(2)	Expenses included in personnel expense and other noninterest expense.
(3)	The extraordinary loss on early extinguishment of debt was recorded as part of the balance sheet repositioning which also resulted in securities gains of the same amount.